December 22, 2022

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Division of Corporation Finance, Office of Real Estate & Construction

VIA EDGAR

Re:	Moringa Acquisition Corp (the “Company”)
Preliminary Proxy Statement on Schedule 14A
Filed December 15, 2022
File No. 001-40073

Dear Madam or Sir:

We hereby provide the following response to the comment of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) concerning the above-referenced submission that was provided to the Company by the Staff in its letter dated December 20, 2022. To assist your review, we have retyped the text of the Staff’s comment below in bold face type and have provided the Company’s response immediately following the comment.

Preliminary Proxy Statement on Schedule 14A filed December 15, 2022 (the “Preliminary Proxy Statement”)

General

1.	With a view toward disclosure, please tell us whether your sponsor is, is controlled by, or has substantial ties with a non-U.S. person. If so, also include risk factor disclosure that addresses how this fact could impact your ability to complete your initial business combination. For instance, discuss the risk to investors that you may not be able to complete an initial business combination with a U.S. target company should the transaction be subject to review by a U.S. government entity, such as the Committee on Foreign Investment in the United States (CFIUS), or ultimately prohibited. Disclose that as a result, the pool of potential targets with which you could complete an initial business combination may be limited. Further, disclose that the time necessary for government review of the transaction or a decision to prohibit the transaction could prevent you from completing an initial business combination and require you to liquidate. Disclose the consequences of liquidation to investors, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and the warrants, which would expire worthless.

We acknowledge the Staff’s comment. In response thereto, the Company advises the Staff that, as disclosed in the Statement of Beneficial Ownership on Schedule 13G, jointly filed by the Company’s sponsor, Moringa Sponsor, LP (the “Sponsor”), Moringa Sponsor US L.P., a wholly-owned subsidiary of the Sponsor, and Ilan Levin, with the Commission on February 15, 2022 and in the Company’s Annual Report on Form 10-K for the year ended December 31, 2021, as filed with the Commission on March 31, 2022 (the “Annual Report”), the Sponsor is a Cayman Islands exempted limited partnership. Moringa Partners Ltd., an Israeli company that is wholly-owned by Ilan Levin, serves as the sole general partner of the Sponsor. Mr. Levin, an Israeli citizen and the Company’s Chairman of the Board and Chief Executive Officer, is the sole director of that Israeli company. As a result of his ownership of, and director role in, that Israeli company, Mr. Levin possesses sole voting and investment authority with respect to the shares of the Company indirectly held by the Sponsor. The Sponsor is therefore a non-U.S. entity that may be deemed to be controlled by non-U.S. persons.

The Company intends to add the following risk factor to the definitive proxy statement on Schedule 14A that it will file in respect of the prospective extraordinary general meeting in lieu of 2022 annual meeting of the Company for approval of the extension under the Company’s amended and restated articles of association to complete a business combination, in order to address the issue raised by the Staff’s comment:

The Company may be deemed a “foreign person” and therefore may not be able to complete its business combination because such transaction may be subject to regulatory review and approval requirements, including pursuant to foreign investment regulations and review by governmental entities such as the Committee on Foreign Investment in the United States, or may be ultimately prohibited.

Our Sponsor, Moringa Sponsor, LP, is a non-U.S. entity that is controlled by non-U.S. persons. We are party to the Business Combination Agreement with Holisto and do not believe that there is a material risk that the Business Combination would be prohibited or significantly delayed as a result of regulatory review of the Business Combination by a U.S. government entity. Nevertheless, after January 1, 2023, either party may terminate the Business Combination Agreement unilaterally without penalty, and if that occurs, and the Articles Extension Proposal and Trust Extension Proposal are approved at the Meeting, we could pursue a business combination target in any business or industry and across any geographical region, including in the United States. Certain transactions in the United States are subject to specific rules or regulations that may limit, prohibit, or create additional requirements with respect to foreign ownership of a U.S. company. In particular, our initial business combination, if effected with a U.S. target company, may be subject to regulatory review and approval requirements by governmental entities, or ultimately prohibited. For example, the Committee on Foreign Investment in the United States (“CFIUS”) has authority to review certain direct or indirect foreign investments in U.S. companies. Among other things, CFIUS is empowered to require certain foreign investors to make mandatory filings, to charge filing fees related to such filings, and to self-initiate national security reviews of foreign direct and indirect investments in U.S. companies if the parties to that investment choose not to file voluntarily. If CFIUS determines that an investment threatens national security, CFIUS has the power to impose restrictions on the investment or recommend that the President of the United States prohibit it or order divestment. Whether CFIUS has jurisdiction to review an acquisition or investment transaction depends on, among other factors, the nature and structure of the transaction, the nationality of the parties, the level of beneficial ownership interest and the nature of any information or governance rights involved.

As such, a business combination with a U.S. business or foreign business with U.S. operations that we may potentially wish to pursue if the Business Combination Agreement is terminated (and the Articles Extension Proposal and Trust Extension Proposal are approved) may be subject to CFIUS review. If a particular proposed business combination with a U.S. business falls within CFIUS’s jurisdiction, we may determine that we are required to make a mandatory filing or that we will submit to CFIUS review on a voluntary basis, or to proceed with the transaction without submitting to CFIUS and risk CFIUS intervention, before or after closing the transaction. CFIUS may decide to delay or recommend that the President of the United States block our proposed initial business combination, require conditions with respect to such initial business combination or recommend that the President of the United States order us to divest all or a portion of the U.S. target business of our business combination that we acquired without first obtaining CFIUS approval, which may limit the attractiveness of, or delay or prevent us from pursuing, certain target companies that we believe would otherwise be beneficial to us and our shareholders. In addition, certain types of U.S. businesses may be subject to rules or regulations that limit or impose requirements with respect to foreign ownership.

If CFIUS determines it has jurisdiction, CFIUS may decide to recommend a block or delay our business combination, or require conditions with respect to it, which may delay or prevent us from consummating a potential transaction. It is unclear at this stage whether any such potential business combination transaction would fall within CFIUS’s jurisdiction, and if so, whether we would be required to make a mandatory filing or determine to submit a voluntary notice to CFIUS.

The process of review by a governmental entity, whether by CFIUS or otherwise, could be lengthy. Because we would have only a limited amount time left to complete our business combination, even with a six-month extension due to approval of the Articles Extension Proposal and Trust Extension Proposal, our failure to obtain any required approvals within the requisite time period may require us to liquidate and dissolve. If we are unable to consummate our initial business combination within the applicable time period required, including as a result of extended regulatory review, we will, as promptly as reasonably possible, redeem the public shares for a pro rata portion of the funds held in the Trust Account and as promptly as reasonably possible following such redemption, subject to the approval of our remaining shareholders and our Board, liquidate and dissolve, subject in each case to our obligations under Cayman law to provide for claims of creditors and the requirements of other applicable law. In such event, our shareholders will miss the opportunity to benefit from an investment in a target company and the chance of realizing future gains through any price appreciation in the combined company. Additionally, our warrants will become worthless. As a result, the pool of potential additional targets (besides Holisto) with which we could complete a business combination may be limited and we may be adversely affected in terms of competing with other special purpose acquisition companies which do not have similar ties to non-U.S. persons.

* * *

We appreciate your time and attention to our response to the Staff’s comment set forth in this letter. Should you wish to discuss this letter at any time, please do not hesitate to contact our legal counsel, Greenberg Traurig, LLP (Gary Emmanuel, Esq., phone: (212) 801-9200; email: gary.emmanuel@gtlaw.com) or Meitar Law Offices (Jonathan M. Nathan, Adv., phone: 011-972-3-610-3157; email: jonathann@meitar.com).

Sincerely,

/s/ Ilan Levin
Ilan Levin Chief Executive Officer
Moringa Acquisition Corp

Melanie Singh

Jeffrey Gabor

(Securities and Exchange Commission)

Mark S. Selinger, Esq.
Gary Emmanuel, Esq.
(Greenberg Traurig, LLP)

J. David Chertok, Adv.
Jonathan M. Nathan, Adv.
(Meitar Law Offices)